Exhibit 99.1

The lodging industry continues to benefit from a widespread recovery in travel demand. We have enjoyed a remarkable rebound in performance at our Canadian properties since last year and are pleased to report considerable revenue per available room (“RevPAR”) growth throughout our portfolio, driven by solid occupancy and rate improvements in most markets.

Second quarter 2004 highlights include the following:

•	Operating revenues[1] increased 20.6% to $210.3 million;

•	RevPAR for the comparable owned portfolio improved 22.7%. Occupancy improved 10.7 points (19.8%) and average daily rate (“ADR”) increased 2.5%;

•	RevPAR for the comparable managed portfolio increased 18.0%, driven by 5.5% ADR growth and a 7.2 point (11.8%) occupancy increase;

•	Earnings before interest, taxes and amortization[1] (“EBITDA”) increased 44.0% to $62.5 million;

•	Net income of $29.0 million and earnings per share (“EPS”) of $0.37 increased approximately 85% over 2003 levels excluding a favorable income tax recovery of $24.4 million in the second quarter of 2003.

     Improving industry fundamentals continue to gain momentum. This trend is translating into a sustainable recovery for Fairmont. Our group bookings are in-line with our 2004 outlook and our tour business for the peak summer months is ahead of expectations, returning to 2002 levels.

     There has been some short-term softness in U.S. travel outside of the United States. This has affected the performance of Fairmont’s Canadian properties relative to our original expectations. This segment of our business has rebounded significantly over 2003 levels, and we are encouraged about the long-term growth potential of our world-class Canadian resorts.

     Fairmont’s previous 2004 EBITDA guidance of $210 — $220 million has been revised to reflect the lost earnings from the two recent hotel sales ($13 million), the short-term softness in U.S. travel into Canada ($6 million), lower real estate earnings ($2 million) and some modest increases in corporate expenses. FHR now estimates that 2004 EBITDA will be in the range of $185 — $195 million, including approximately $7 million from real estate activities.

     Including the $76 million gain from the two hotel sales ($0.96 per share), net income is estimated to be between $132 — $138 million and basic EPS to be in the range of $1.67 — $1.75, assuming a full-year tax rate of approximately 31%.

     This is an exciting time for Fairmont. Our solid balance sheet and new development team position us to further grow our company and expand the Fairmont brand. In addition, our recently renovated portfolio of world-class properties is poised to benefit from the overall recovery in the industry. In 2004, our intent remains to add two to four properties to our portfolio while continuing to seek development opportunities in resort destinations to increase the exposure of our existing portfolio.

William R. Fatt
Chief Executive Officer
July 22, 2004

1	See Non-GAAP Financial Measures on page 12 for reconciliation to generally accepted accounting principals.

Management’s Discussion and Analysis

Management’s discussion and analysis (the “MD&A”) should be read in conjunction with the unaudited consolidated financial statements and notes, which begin on page 13. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 8 of the unaudited consolidated financial statements on page 18.

     We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. We consider income before interest, taxes and amortization (“EBITDA”) to be a meaningful indicator of operations and use it as our primary measure to assess the operating performance of our business segments. It is likely that our calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the unaudited consolidated statements of income as “Operating income before undernoted items.”

     This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 41 of the 2003 annual report in the section entitled “Risks and Uncertainties.” There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

A solid recovery in the North American hotel industry is now well underway. Industry fundamentals continue to improve in both corporate and leisure travel segments with most major markets in the United States generating solid upturn in operating performance over 2003. Luxury hotels continue to show the greatest levels of improvement over 2003. These hotels have generated sizeable increases in occupancy and modest increases in average daily rates (“ADR”).

Financial Highlights

	Three Months Ended June 30		Six Months Ended June 30
(in millions, except per share data)	2004	2003	2004	2003
Revenues	$219.2	$181.9	$396.3	$356.8
EBITDA	62.5	43.4	96.6	85.6
Net income(1)	29.0	40.1	28.4	52.6
Earnings per share	0.37	0.51	0.36	0.66
Basic	0.37	0.51	0.36	0.66
Diluted	0.36	0.50	0.36	0.66

Dividends declared	0.04	0.03	0.04	0.03

(1)	2003 results include a $24.4 million income tax recovery related to a favorable settlement regarding a pre-reorganization tax issue.

Corporate Developments

On July 15, 2004, we sold The Fairmont Kea Lani Maui for gross proceeds of $355 million, realizing a pre-tax gain of $109 million and an after-tax gain of about $68 million. The resort will continue to be operated as The Fairmont Kea Lani Maui and will be managed by Fairmont Hotels Inc. (“Fairmont”), our management company, under the existing long-term management contract.

     On July 9, 2004, we sold The Fairmont Glitter Bay to a group of investors for approximately $31 million, resulting in a non-taxable gain of about $8 million. The resort continues to be managed by Fairmont as The Fairmont Glitter Bay.

     We expect to reinvest a portion of the proceeds from these sales in additional hotels over the course of the next year. In addition, we will use these proceeds towards the upcoming acquisition of the remaining 16.5% minority interest in Fairmont, to potentially increase our share repurchases and, in the interim, to reduce existing indebtedness.

Results of Operations

THREE MONTHS ENDED JUNE 30, 2004

We continue to benefit from improving demand from both leisure and business travelers. Our owned portfolio generated significant revenue and EBITDA growth and our management operations have also realized significant gains, both in base and incentive management fees, from the widespread increase in travel.

Hotel Ownership Operations

Revenues from hotel ownership operations were $180.6 million in the second quarter, up $27.1 million, or 17.7% from the prior year. Strengthening demand was evident throughout the portfolio, particularly in Canada, as travel patterns return to more normal levels after the impact of severe acute respiratory syndrome (“SARS”) on 2003 performance.

     Revenues from U.S. and International hotels were up 15.9% with several hotels generating significant improvements over 2003. We are particularly pleased with these results because SARS did not have a significant impact on their results in 2003. Revenues generated by

Ownership Highlights

The following properties generated about 75% of second quarter EBITDA:

Banff, Lake Louise & Jasper

In the second quarter, these resorts experienced very strong demand from the tour segment. EBITDA was up 34% from the second quarter of 2003 despite the fact that The Fairmont Banff Springs generated exceptional group meeting business in the prior year. With the opening of the new meeting facility at The Fairmont Chateau Lake Louise in May 2004, strong group business is expected to continue throughout the remainder of 2004. Despite the softness in U.S. leisure travel this summer, third quarter EBITDA generated by these resorts is forecasted to be at or above 2002 levels.

Hawaii

Our Hawaiian resorts continue to benefit from the strong improvement in travel fundamentals. Once again, The Fairmont Kea Lani Maui earned record-breaking profits with second quarter EBITDA up 21.0% over 2003. On July 15, 2004, we capitalized on our success at this resort by selling it for an after-tax gain of about $68 million. We will continue to manage this property under the existing long-term management contract. Results at The Fairmont Orchid also improved significantly during the quarter. Revenues were up 29.5% and occupancy levels were 37.0% higher when compared to the second quarter of 2003.

Scottsdale

Strong demand from the group meeting segment contributed to another impressive quarter at The Fairmont Scottsdale Princess. ADR for the individual leisure travel segment was also up almost 8% in the quarter. The combination of ADR and occupancy growth allowed the resort to generate impressive margin improvements during the quarter.

Bermuda

The business climate in Bermuda has been very strong in 2004. In the second quarter, The Fairmont Hamilton Princess enjoyed strong growth in both ADR and occupancy, as demand was solid from the group meeting and leisure travel segments. The Fairmont Southampton reopened, as planned, in April. The speed and strength of the recovery at this property has greatly exceeded our expectations.

Acapulco

Our Mexican properties continue to generate significant improvement over 2003. Demand from the group meeting and individual leisure segments were both strong during the quarter. These improvements have been driven by strong domestic business.

Management’s Discussion and Analysis (cont’d)

Comparable Owned Hotels

	2004	2003	Variance
Worldwide
RevPAR(1)	$132.41	$107.87	22.7%
ADR(2)	204.36	199.29	2.5%
Occupancy	64.8%	54.1%	10.7 points

Canada
RevPAR	$106.23	$85.97	23.6%
ADR	156.93	154.61	1.5%
Occupancy	67.7%	55.6%	12.1 points

U.S. and International
RevPAR	$156.64	$127.90	22.5%
ADR	252.23	242.37	4.1%
Occupancy	62.1%	52.8%	9.3 points

(1)	RevPAR is calculated as rooms revenues per available room per day

(2)	ADR is calculated as rooms revenues per occupied room per day

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior periods. Comparable Hotels statistics exclude properties where renovations have had a significant adverse effect on the properties’ primary operations.

Exclusions: The Fairmont Southampton (renovations); The Fairmont Copley Plaza Boston.

our Canadian properties increased 21.5% over 2003 primarily due to the impact of SARS in 2003. Compared to 2002, Canadian properties generated an 18.4% improvement in revenues, or about a 5% improvement after adjusting for the increase in the value of the Canadian dollar.

     RevPAR at the Comparable Hotels increased 22.7% to $132.41 in 2004 from $107.87 in 2003. Strong occupancy growth of 9.3 points at our U.S. and International properties was generated through significant increases in demand from the group business and tour group segments. Our Canadian hotels also generated considerable occupancy improvements due to the impact of SARS in 2003. Operating performance at the Canadian hotels has returned to levels realized in 2002.

     EBITDA from our hotel ownership operations of $40.5 million in 2004 was up $8.8 million, or 27.8%, from $31.7 million in 2003. EBITDA at the U.S. and International properties was up 36.2% with improvements at virtually all hotels. EBITDA generated by the Canadian properties was also up considerably over 2003. The majority of this improvement was generated through higher occupancy levels, which have returned to more normal levels following the impact of SARS in 2003.

     Overall, EBITDA margins improved to 22.4%, up from 20.7% in 2003. This improvement was primarily the result of higher occupancy levels across our owned portfolio as well as higher ADR at our U.S. and International properties. When measured in Canadian dollars, ADR at our Canadian resorts was down slightly over 2003. Since there are typically no incremental costs associated with a change in ADR, such a change typically impacts EBITDA margin more than a change in occupancy. Despite our relatively fixed cost base at current occupancy levels, our commitment to a high level of personalized service requires modest increases in staffing during periods of higher occupancy.

     Improvements in EBITDA and EBITDA margins were partially offset by increased general and administrative costs that we allocate to hotel ownership operations. These costs relate primarily to increased costs for public company regulatory requirements such as the certification requirements under the Sarbanes-Oxley Act.

     We initially expected margin pressures at our owned hotels to linger through 2004. Given the large increases in occupancy and modest improvements in ADR that we have experienced, we now anticipate profit margins to improve throughout the remainder of the year. Stringent cost controls remain in place at all hotels in a continuing effort to improve EBITDA margins.

     Hotel ownership operations also include $0.9 million in equity income from minority equity investments in various managed hotels. This amount is unchanged from 2003.

Our approximate 35% investment in Legacy generated equity income of $2.8 million in 2004 compared to an equity loss of $0.5 million in 2003. Our investment in Legacy performed at a level comparable to the second quarter of 2002.

Real Estate Activities

In the second quarter, we disposed of one block of land at our Coal Harbour site in Vancouver, British Columbia for proceeds of $14.1 million. This was the last land block in Coal Harbour zoned for residential purposes. We hold one remaining block of land that is zoned for a hotel. We expect no further disposals during the remainder of 2004. The sale of vacation ownership properties contributed $3.6 million in revenues during the quarter. EBITDA generated by real estate activities during the quarter was $8.4 million, up from $6.6 million in 2003.

Management Operations

Fairmont Hotels Inc. (“Fairmont”)

In the second quarter of 2004, revenues under management were $445 million, up $79 million, or 21.7% from 2003. Improved operating results at the U.S. and International hotels, new management contracts and a return to more normal occupancy levels in Canada following the impact of SARS in 2003 all contributed to this increase.

     Fairmont earned fee revenues of $13.7 million in the second quarter, a 30.5% improvement over 2003. This increase consists primarily of higher base management fees, which rose commensurate with the increase in revenues under management. Increased incentive fees accounted for the fee revenues growing at a faster rate than revenues under management. Fee revenues included $5.6 million from our owned properties, up $1.2 million from 2003.

     For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 18.0% to $123.59. RevPAR at the U.S. and International properties was up 15.1% from 2003 due to strong occupancy growth at our resort properties as well as widespread ADR growth across the city center portfolio. RevPAR at the Canadian properties was up 22.5% as occupancy rebounded sharply from 2003 levels. When measured in Canadian dollars, ADR increased approximately 3% over 2003.

     Fairmont generated second quarter EBITDA of $8.4 million in 2004, up 100.0% from $4.2 million in the prior year. EBITDA margins also increased sharply to 61.3%, up from 40.0% in 2003. In addition to increased fee revenues, Fairmont incurred a $1.7 million charge in 2003 related to employee future benefits that is highly unlikely to repeat. Margins realized in 2004 are more typical of normal operations.

Fairmont Managed Hotels

	2004	2003	Variance
Worldwide
RevPAR	$123.59	$104.76	18.0%
ADR	181.49	172.08	5.5%
Occupancy	68.1%	60.9%	7.2 points

Canada
RevPAR	$101.20	$82.62	22.5%
ADR	146.22	137.95	6.0%
Occupancy	69.2%	59.9%	9.3 points

U.S. and International
RevPAR	$146.19	$127.03	15.1%
ADR	218.29	205.29	6.3%
Occupancy	67.0%	61.9%	5.1 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami

Management’s Discussion and Analysis (cont’d)

Delta Hotels Limited (“Delta”)

Revenues under management were $93 million, a 15.8% increase from 2003, while management fee revenues were $3.6 million versus $2.6 million in 2003. A large portion of this increase in revenues related to Delta receiving a payout during the second quarter on the early termination of a franchise agreement.

     Delta’s Comparable Hotels RevPAR of $64.86 was up 20.4% from 2003 due primarily to the impact of SARS on the prior year’s results. When measured in Canadian dollars, RevPAR was up approximately 17% over 2003.

Delta Managed Hotels

	2004	2003	Variance
RevPAR	$64.86	$53.88	20.4%
ADR	96.11	93.22	3.1%
Occupancy	67.5%	57.8%	9.7 points

Exclusions: none

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In the second quarter, we recognized a $0.2 million deficit on these programs.

Amortization

Amortization expense was $18.0 million in 2004 compared to $17.2 million in 2003. This increase was consistent with higher levels of capital spending and the appreciation of the Canadian dollar.

Interest Expense, Net

Net interest expense of $9.0 million was up from $8.3 million in 2003. This increase was due in part to foreign currency fluctuations and increased borrowings over 2003.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $6.5 million versus a recovery of $22.2 million in 2003, when a favorable settlement reduced income tax expense by $24.4 million. Our effective tax rate in the second quarter was 18.3%. In the second quarter, our international hotels in non-taxable jurisdictions usually produce a greater portion of our pre-tax income than in other quarters.

     In addition, the sale of undeveloped lands during the quarter did not generate income taxes due to the utilization of capital loss carryforwards that had not been recognized for accounting purposes. These factors combined to generate a lower effective tax rate in the second quarter than we typically experience over our fiscal year. For 2004, we now expect our effective tax rate to be approximately 31%. This is higher than the 28% previously expected due primarily to the taxes applicable to the gain on the sale of The Fairmont Kea Lani Maui.

SIX MONTHS ENDED JUNE 30, 2004

Hotel Ownership Operations

Revenues from hotel ownership operations were $336.0 million in the first half of the year, up $42.1 million, or 14.3% from the prior year. Strengthening demand was evident throughout the portfolio as both the leisure and business segments generated increased occupancy levels. In addition, the impact of SARS has passed and occupancies have returned to more normal levels.

     Revenues from U.S. and International hotels were up 13.4% despite revenues lost from the closure of The Fairmont Southampton through April to repair damage caused by Hurricane Fabian. Virtually all other U.S. and International hotels reported significant improvements over 2003. Revenues generated by our Canadian properties increased 16.3% over 2003 due to the appreciation in the Canadian dollar and a strengthening in demand following the SARS crisis in 2003. When measured in local currency, revenues from our Canadian properties increased by about 8%.

Comparable Owned Hotels

	2004	2003	Variance
Worldwide
RevPAR(1)	$135.86	$115.58	17.5%
ADR(2)	209.77	201.26	4.2%
Occupancy	64.8%	57.4%	7.4 points

Canada
RevPAR	$100.08	$86.12	16.2%
ADR	155.72	147.65	5.5%
Occupancy	64.3%	58.3%	6.0 points

U.S. and International
RevPAR	$168.82	$142.53	18.4%
ADR	258.82	251.79	2.8%
Occupancy	65.2%	56.6%	8.6 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Copley Plaza Boston.

RevPAR at the Comparable Hotels increased 17.5% to $135.86 in 2004 from $115.58 in 2003. Strong occupancy growth of 8.6 points at our U.S. and International properties was generated through significant increases in demand from the group business and tour group segments. At our Canadian hotels, foreign currency fluctuations helped to offset slightly lower ADR when measured in Canadian dollars.

     EBITDA from FHR’s hotel ownership operations of $73.3 million in 2004 was up $12.0 million, or 19.6%, from $61.3 million in 2003. Both our U.S. and International properties and Canadian hotels generated significant EBITDA improvements over 2003.

     EBITDA margins of 21.8% are up 0.9 points over 2003 as the positive impact of higher occupancies on margins has been partially offset by increases in fixed costs such as insurance, property taxes and energy. In addition, ADR at the Canadian properties has dropped approximately 3% when measured in Canadian dollars. This has further compressed margins. Changes in ADR typically produce greater changes in EBITDA margin since there are no incremental costs associated with such a change.

     Improvements in EBITDA and EBITDA margins were also partially offset by increased general and administrative costs that we allocate to hotel ownership operations. These costs relate primarily to increased costs for public company regulatory requirements such as the certification requirements under the Sarbanes-Oxley Act.

     Our approximate 35% investment in Legacy generated an expected $4.5 million equity loss in 2004 compared to a loss of $6.8 million in 2003. Operating results from Legacy’s portfolio experienced a sharp rebound in the second quarter, however, these improvements were partially offset by first quarter equity losses that were magnified by the appreciation in the Canadian dollar.

Real Estate Activities

In 2004, we disposed of one block of land from our Coal Harbour site in Vancouver, B.C. as well as several smaller blocks of land that were not part of our principal real estate holdings in Toronto or Vancouver. Total proceeds received for these lands were $15.4 million. In 2003, FHR disposed of a total of three blocks of land for proceeds of $30.8 million. Sales of vacation ownership interests generated $5.0 million in revenues. Real estate activities generated EBITDA of $8.8 million compared to $15.9 million in 2003.

Management Operations

Fairmont Hotels Inc. (“Fairmont”)

In the first half of 2004, revenues under management were $819 million, up $144 million or 21.4% from 2003. Improved operating results at the U.S. and International hotels, new management contracts, a return to more normal occupancy levels following the impact of SARS in 2003 and the appreciation in the Canadian dollar all contributed to this increase.

     Fairmont earned fee revenues of $26.2 million in the first half of 2004, a 25.4% improvement over 2003. This increase consists primarily of higher base management fees and is commensurate with the increase in revenues under management. Fee revenues included $11.1 million from our owned properties, up $1.8 million from 2003.

Management’s Discussion and Analysis (cont’d)

Fairmont Managed Hotels

	2004	2003	Variance
Worldwide
RevPAR	$115.29	$100.01	15.3%
ADR	178.33	169.28	5.3%
Occupancy	64.6%	59.1%	5.5 points

Canada
RevPAR	$88.29	$74.62	18.3%
ADR	139.05	129.11	7.7%
Occupancy	63.5%	57.8%	5.7 points

U.S. and International
RevPAR	$142.37	$125.38	13.5%
ADR	216.31	207.72	4.1%
Occupancy	65.8%	60.4%	5.4 points

Exclusions:	The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 15.3% to $115.29. RevPAR at the U.S. and International properties was up 13.5% from 2003 due to strong occupancy growth from both leisure and business travel. RevPAR at the Canadian properties was up 18.3% primarily due to the impact of SARS on occupancy levels in the second quarter of 2003 as well as the impact of foreign exchange rate fluctuations. When measured in Canadian dollars, RevPAR at the Canadian properties was up about 9% from 2003.

     Fairmont generated EBITDA of $15.3 million in the first half of 2004, up 36.6% from 2003. EBITDA margin increased to 58.4% from 53.6% in 2003. The improvement from increased fee revenues was partially offset by higher administrative costs. The appreciation in the Canadian dollar also reduced EBITDA and EBITDA margin since virtually all of Fairmont’s operating expenses are incurred in Canadian dollars.

Delta Hotels Limited (“Delta”)

Revenues under management were $173 million, a 16.4% increase from 2003, while management fee revenues were $6.1 million versus $5.7 million in 2003. The increase in management fees is not consistent with the increase in revenues under management due to the receipt of a payout resulting from the termination of a franchise agreement in 2004 and a one-time payout in 2003 resulting from a settlement of the early termination of two management contacts in 2000 and 2001. Excluding these amounts, management fees have increased more than revenues under management due to higher incentive fee income.

     Delta’s Comparable Hotels RevPAR of $59.12 was up 17.3% from 2003 due to occupancy returning to more normal levels and the appreciation of the Canadian dollar. When measured in Canadian dollars, RevPAR was up approximately 8% over 2003.

Delta Managed Hotels

	2004	2003	Variance
RevPAR	$59.12	$50.40	17.3%
ADR	94.35	88.20	7.0%
Occupancy	62.7%	57.1%	5.6 points

Exclusions: none

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In the first half of 2004, we recognized a $0.4 million deficit on these programs, consistent with the deficit incurred in 2003.

Amortization

Amortization expense was $37.5 million in 2004 compared to $33.5 million in 2003. This increase was consistent with higher levels of capital spending, the acquisition of The Fairmont Copley Plaza Boston in February 2003 and the appreciation of the Canadian dollar.

Interest Expense, Net

Net interest expense of $19.0 million was up from $14.2 million in 2003. This increase was due in part to foreign currency fluctuations, additional interest expense from the full period inclusion of $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston in February 2003 as well as higher borrowings during 2004.

Income Tax Expense (Recovery)

Income tax expense for 2004 was $11.7 million versus a recovery of $14.7 million in 2003 when a favorable settlement reduced income tax expense by $24.4 million. Our effective tax rate for the period was 29.2%.

Foreign Exchange

	Three Months	Six Months
Impact of Canadian Dollar	Ended June 30,	Ended June 30,
Appreciation in 2004	2004	2004
Operating revenues	$2.0	$9.0

EBITDA	$0.6	$0.7
Interest	(0.1)	(0.2)
Amortization	(0.2)	(1.3)
Income taxes	—	(0.3)

Net income impact	$0.3	$(1.1)

EPS impact	$0.00	$(0.01)

     Average Canadian dollar exchange rates in the second quarter and first half of 2004 were approximately 3% higher and 8.5% higher, respectively, than the same periods in 2003. As it is not possible to accurately determine the impact on business levels, if any, specifically due to the higher Canadian dollar, any such impact has been excluded from the analysis above.

Liquidity and Capital Resources

Capitalization

	June 30,		December 31,
(in millions)	2004		2003
Cash	$47.8		$31.7

Current debt(1)	$201.5		$117.8
Long-term debt	471.7		539.8

	673.2		657.6

Shareholders’ equity
convertible notes(2)	19.2		19.2
common share equity(3)	1,529.3		1,526.7

	1,548.5		1,545.9

Total capitalization	$2,221.7		$2,203.5

Debt to total capitalization ratio	30.3%		29.8%
Debt to total asset ratio	26.6%		26.3%
Interest coverage(4)	5.6	x	5.2	x

(1)	Includes $69 million related to the put option held by the minority shareholder of Fairmont, the $120 million mortgage on The Fairmont Kea Lani Maui that was repaid in July 2004 and the $5.2 million mortgage on The Fairmont Glitter Bay that was also repaid in July 2004.

(2)	Amount of the $270 million convertible notes related to conversion feature.

(3)	Includes contributed surplus, foreign currency translation adjustments and retained earnings.

(4)	Calculated as 12-month trailing EBITDA divided by annual interest payments on debts outstanding at the end of period.

Management’s Discussion and Analysis (cont’d)

Our consolidated net borrowing position increased to $673.2 million at June 30, 2004, up $15.6 million from the beginning of the year. The increase in cash balances at quarter-end was temporary and has since been applied to reduce borrowings under our credit facilities. The increase in interest coverage relates primarily to improved earnings in the second quarter of 2004.

Cash Flows

     Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(millions of dollars)	2004	2003	2004	2003
Inflows
Funds generated from operations	$54.4	$30.2	$85.6	$78.0
Change in working capital	(45.3)	(22.9)	(36.3)	(34.6)

Cash generated from operations	9.1	7.3	49.3	43.4
Other	0.1	—	8.9	6.0

Total inflows	9.2	7.3	58.2	49.4

Outflows
Additions to property and equipment	(24.2)	(19.8)	(44.0)	(35.6)
Acquisitions and investments	—	(0.6)	—	(0.7)
Repurchase (issuance) of common shares, net	(5.1)	(11.7)	(4.8)	(16.7)
Dividends	—	—	(3.2)	(2.4)
Other	(2.0)	—	(7.0)	—

Total outflows	(31.3)	(32.1)	(59.0)	(55.4)

Net borrowing (repayment) of debt	0.8	22.2	17.1	3.2

Effect of exchange rates on cash balances	(0.1)	2.0	(0.2)	3.5

Increase in cash	$(21.4)	$(0.6)	$16.1	$0.7

Cash generated by operations totaled $9.1 million for the second quarter of 2004 and $49.3 million for the period ended June 30, 2004, representing improvements of $1.8 and $5.9 million, respectively. These improvements were achieved despite a large decline in cash generated by real estate activities. In the period ended June 30, 2004, real estate activities generated $9.1 million of cash compared to $26.0 million in 2003 when three blocks of land were sold.

     As expected, accounts receivable balances at June 30, 2004 were up considerably over year-end due to the seasonality of our business. Receivable balances at year-end are typically from revenues earned in the fourth quarter, our lowest earnings period. Prepaid expense balances also increased during the quarter due to the timing of annual insurance and property tax payments. Otherwise, all other working capital balances are consistent with December 31, 2003.

     During the first quarter, Legacy repaid $8.8 million that had been advanced upon the acquisition of The Fairmont Olympic Hotel, Seattle in August 2003.

Major 2004 Capital Projects

The Fairmont Chateau Lake Louise	Construction of a 18,000 square foot meeting facility and 81 new guestrooms

The Fairmont Copley Plaza Boston	Creation of a Fairmont Gold lounge
Guestroom renovations (remaining one-third of hotel)
Upgrades to public areas

     Net expenditures on profit-enhancing and upgrade capital expenditures totaled $24.2 million in the second quarter, up $4.4 million from 2003. For the six-month period ended June 30, 2004, we have spent a total of $44.0 million on profit-enhancing and upgrade capital. These expenditures were principally directed to upgrade capital and profit-enhancing projects at our owned hotels, specifically The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston. Capital expenditure amounts do not include costs related to the repairs in Bermuda since such costs were covered by insurance.

     For the remainder of 2004, we expect spending on upgrade capital and profit-enhancing projects to be in the range of $30 - $40 million. Our estimated expenditures have been reduced due to the sale of The Fairmont Kea Lani Maui and revised estimates of capital spending at other properties. We plan to fund the remaining capital expenditures primarily through cash generated from operating activities. We do not expect to undertake any other major profit-enhancing projects before 2005.

     In October 2003, we obtained regulatory approval to purchase for cancellation up to approximately 3.9 million or 5% of our common shares within a twelve-month period ending October 7, 2004. At June 30, 2004, we have repurchased 208,400 shares under this program at a total cost of $5.4 million. All purchases were made in the second quarter of 2004.

Liquidity

In March, we entered into a $400 million unsecured credit facility to replace the Cdn$453 million bank facility that would have expired in September 2004. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread.

     At June 30, 2004, our primary sources of contractual obligations consisted of property-specific mortgages and $270 million in convertible senior notes. At June 30, 2004, we had drawn $49.4 million on our $400 million unsecured credit facility, issued $67.5 million in letters of credit against this facility and reserved $69.0 million of availability in respect of the minority shareholder’s right to sell their shares of Fairmont to us. Additionally, $57.2 million was outstanding at June 30, 2004 on Fairmont’s $100 million operating line.

     In July 2004, we repaid the $120.0 million mortgage that had been secured by The Fairmont Kea Lani Maui using proceeds received from the sale of this hotel. A portion of the funds received from this hotel will also be used for the upcoming $69 million acquisition of the remaining 16.5% minority interest in Fairmont. The remainder of the proceeds, along with proceeds from the sale of The Fairmont Glitter Bay may be used in the short term to further reduce borrowings under our credit facilities.

Contractual Obligations

	Payments Due by Period
(in millions)	Total	< 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt	$673.2	$201.5	$176.3	$7.2	$288.2
Operating leases	100.0	13.4	32.9	20.7	33.0
Purchase obligations	13.3	13.3	—	—	—
Other liabilities	79.8	11.3	29.7	12.0	26.8

Total	$866.3	$239.5	$238.9	$39.9	$348.0

Contractual Commitments

	Commitment Expiration per Period
(in millions)	Total	< 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Standby letters of credit(1)	$69.9	$69.9	—	—	—
Guarantees	11.3	11.3	—	—	—

Total	$81.2	$81.2	—	—	—

(1)	FHR typically issues letters of credit against its lines of credit.

Management’s Discussion and Analysis (cont’d)

Outstanding Common Share Data

	June 30,	December 31,
Shares Outstanding (in 000s)	2004	2003
Common shares	78,947.4	79,106.3
Potential issuance of common shares:
Options issued to directors and employees	3,532.9	3,587.8
Conversion of convertible senior notes (conversion price $37.73)	7,156.1	7,156.1

Non-GAAP Financial Measures

Operating Revenues

Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

EBITDA

EBITDA is defined as earnings before interest, taxes and amortization. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “operating income before undernoted items.”

Reconciliation of EBITDA to net income:

	Three Months Ended June 30		Six Months Ended June 30
(millions of dollars)	2004	2003	2004	2003
EBITDA	$62.5	$43.4	$96.6	$85.6
Deduct:
Amortization	18.0	17.2	37.5	33.5
Interest expense, net	9.0	8.3	19.0	14.2
Income tax expense (recovery)	6.5	(22.2)	11.7	(14.7)

Net income	$29.0	$40.1	$28.4	$52.6

Changes in Accounting Policies

Hedging Relationships

Effective January 1, 2004, we implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have a material impact on operations or financial statement presentation.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

Effective January 1, 2004, we are now following new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. No changes to our financial statement presentation were required as we were already in full compliance with these new standards.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Variable Interest Entities

New accounting guidelines will require us to identify Variable Interest Entities (“VIEs”) in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

     A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

This guideline could result in the consolidation of managed hotels or investments currently accounted for using the equity method and the deconsolidation of any subsidiary where we determine that the Company is not the primary beneficiary.

     We originally anticipated implementing this guideline in the first quarter of 2004. However, due to the complexities and continually evolving guidance surrounding this guideline, we have delayed the implementation of this standard under Canadian GAAP until 2005. Our intent is to reduce our ownership interest in Legacy to a level below which consolidation would be required under the VIE guidelines. In the event such a disposal occurs, we do not expect this guideline to have a material impact on our financial statement presentation.

Consolidated Balance Sheets

	June 30	December 31
(Stated in millions of U.S. dollars)	2004	2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$47.8	$31.7
Accounts receivable	83.6	64.1
Inventory	14.5	14.2
Prepaid expenses and other	20.7	24.6
Assets held for sale (note 3)	271.1	—

	437.7	134.6
Investments in partnerships and corporations (note 5)	69.0	53.1
Investment in Legacy Hotels Real Estate Investment Trust	96.9	105.9
Non-hotel real estate	91.4	95.1
Property and equipment	1,381.9	1,656.2
Goodwill	140.5	132.0
Intangible assets	214.3	216.7
Other assets and deferred charges (note 5)	102.0	109.4

	$2,533.7	$2,503.0

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$111.8	$124.0
Dividends payable	3.2	3.2
Current portion of long-term debt (note 3)	201.5	117.8
Liabilities related to assets held for sale (note 3)	10.6	—

	327.1	245.0
Long-term debt (note 4)	471.7	539.8
Other liabilities	88.7	91.4
Future income taxes	97.7	80.9

	985.2	957.1

Shareholders’ Equity (note 6)	1,548.5	1,545.9

	$2,533.7	$2,503.0

Consolidated Statements of Retained Earnings

	Three months ended June 30		Six months ended June 30
(Stated in millions of U.S. dollars) (Unaudited)	2004	2003	2004	2003
Balance — Beginning of period	$77.5	$49.8	$78.1	$38.5
Net income	29.0	40.1	28.4	52.6

	106.5	89.9	106.5	91.1
Repurchase of common shares (note 6)	(2.2)	(4.3)	(2.2)	(5.5)
Dividends	(3.2)	(2.4)	(3.2)	(2.4)

Balance — End of period	$101.1	$83.2	$101.1	$83.2

Consolidated Statements of Income

	Three months ended June 30		Six months ended June 30
(Stated in millions of U.S. dollars, except per share amounts) (Unaudited)	2004	2003	2004	2003
Revenues
Hotel ownership operations	$180.6	$153.5	$336.0	$293.9
Management operations	11.6	8.6	21.1	17.2
Real estate activities	18.1	12.3	21.4	31.2

Operating revenues	210.3	174.4	378.5	342.3
Other revenues from managed and franchised properties	8.9	7.5	17.8	14.5

	219.2	181.9	396.3	356.8
Expenses
Hotel ownership operations	135.3	118.2	252.0	223.7
Management operations	6.3	7.0	12.9	11.0
Real estate activities	9.7	5.7	12.6	15.3

Operating expenses	151.3	130.9	277.5	250.0
Other expenses from managed and franchised properties	9.1	8.0	18.2	14.9

	160.4	138.9	295.7	264.9
Income (loss) from equity investments and other	3.7	0.4	(4.0)	(6.3)

Operating income before undernoted items	62.5	43.4	96.6	85.6
Amortization	18.0	17.2	37.5	33.5
Interest expense, net	9.0	8.3	19.0	14.2

Income before income tax expense	35.5	17.9	40.1	37.9

Income tax expense (recovery)
Current	2.6	1.2	5.5	6.5
Future	3.9	(23.4)	6.2	(21.2)

	6.5	(22.2)	11.7	(14.7)

Net income	$29.0	$40.1	$28.4	$52.6

Weighted average number of common shares outstanding (in millions) (note 6)
Basic	79.1	79.4	79.1	79.3
Diluted	79.9	80.1	79.9	80.0
Basic earnings per common share	$0.37	$0.51	$0.36	$0.66
Diluted earnings per common share	$0.36	$0.50	$0.36	$0.66

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(Stated in millions of U.S. dollars) (Unaudited)	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net Income	$29.0	$40.1	$28.4	$52.6
Items not affecting cash
Amortization of property and equipment	17.3	16.6	36.1	32.2
Amortization of intangible assets	0.7	0.6	1.4	1.3
(Income) loss from equity investments and other	(3.7)	(0.4)	4.0	6.3
Future income taxes	3.9	(23.4)	6.2	(21.2)
Unrealized foreign exchange loss	10.2	—	10.2	—
Distributions from investments	—	4.4	—	4.4
Other	(3.5)	(10.4)	(1.0)	(7.7)
Changes in non-hotel real estate	0.5	2.7	0.3	10.1
Changes in non-cash working capital items (note 7)	(45.3)	(22.9)	(36.3)	(34.6)

	9.1	7.3	49.3	43.4

Investing activities
Additions to property and equipment	(24.2)	(19.8)	(44.0)	(35.6)
Acquisitions, net of cash acquired	—	—	—	6.0
Investments in partnerships and corporations	—	(0.6)	—	(0.7)
Collection of loans receivable	0.1	—	8.9	—
Issuance of loans receivable	(2.0)	—	(7.0)	—

	(26.1)	(20.4)	(42.1)	(30.3)

Financing activities
Issuance of long-term debt	2.8	23.2	82.7	146.7
Repayment of long-term debt	(2.0)	(1.0)	(65.6)	(143.5)
Issuance of common shares	0.3	0.1	0.6	0.1
Repurchase of common shares	(5.4)	(11.8)	(5.4)	(16.8)
Dividends paid	—	—	(3.2)	(2.4)

	(4.3)	10.5	9.1	(15.9)

Effect of exchange rate changes on cash	(0.1)	2.0	(0.2)	3.5

Increase (decrease) in cash	(21.4)	(0.6)	16.1	0.7
Cash and cash equivalents — beginning of period	69.2	50.3	31.7	49.0

Cash and cash equivalents — end of period	$47.8	$49.7	$47.8	$49.7

Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars) (Unaudited)

Note 1.

Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At June 30, 2004, FHR managed or franchised 82 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at June 30, 2004, managed 44 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at June 30, 2004.

     In addition to hotel and resort management, as at June 30, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 24 properties, located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

     Results for the three and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year.

Note 2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have an impact on the Company’s financial statements.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

The Canadian Institute of Chartered Accountants has issued new accounting standards surrounding GAAP and financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP and are effective for years beginning January 1, 2004. No changes to accounting principles or financial statement presentation were required as FHR was already in full compliance with these new standards.

Assets Held for Sale

Long-lived assets are classified as held for sale when specific GAAP criteria are met. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets classified as held for sale and liabilities related to these assets are reported separately on the balance sheet. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale.

Note 3.

In June 2004, FHR finalized an agreement with Host Marriott Corporation to sell The Fairmont Kea Lani Maui for cash proceeds of $355.0. As such, the assets and the liabilities of The Fairmont Kea Lani Maui have been reclassified to “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. As at June 30, 2004, The Fairmont Kea Lani Maui had property and equipment with a carrying value of $242.4 and a working capital deficit of $2.5. The transaction closed on July 15, 2004 and the mortgage of $120.0 on this property was

Notes to Consolidated Financial Statements (cont’d)

repaid. As of June 30, 2004, the mortgage was classified on the balance sheet as current portion of long-term debt. The after-tax gain on the sale of approximately $68.0 will be recognized in the third quarter. The resort will continue to be managed by Fairmont under a long-term management contract. The assets and liabilities of this property are currently included in the hotel ownership segment (note 8).

     In June 2004, FHR finalized an agreement to sell The Fairmont Glitter Bay for cash proceeds of approximately $31.0. As such, the assets and the liabilities of The Fairmont Glitter Bay have been reclassified to “Assets held for sale” and “Liabilities related to assets held for sale” respectively. As at June 30, 2004, The Fairmont Glitter Bay had property and equipment with a carrying value of $20.6. The transaction closed on July 9, 2004 and the mortgage of $5.2 on this property was repaid. The after-tax gain on the sale of approximately $8.0 will be recognized in the third quarter. As of June 30, 2004, the mortgage was classified on the balance sheet as current portion of long-term debt. The resort will continue to be managed by Fairmont under a long-term management contract. The assets and liabilities of this property are currently included in the hotel ownership segment (note 8).

Note 4.

In March 2004, FHR entered into a new $400 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrower’s choice of prime rate, bankers acceptance or LIBOR plus a spread.

Note 5.

In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method. In the quarter, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations.”

Note 6. Shareholders’ equity

	June 30,	December 31,
	2004	2003
Common shares	$1,199.6	$1,202.2
Other equity	19.2	19.2
Contributed surplus	142.3	142.3
Foreign currency translation adjustments	86.3	104.1
Retained earnings	101.1	78.1

	$1,548.5	$1,545.9

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended June 30		Six months ended June 30
(in millions)	2004	2003	2004	2003
Weighted-average number of common shares outstanding — basic	79.1	79.4	79.1	79.3
Stock options	0.8	0.7	0.8	0.7

Weighted-average number of common shares outstanding — diluted	79.9	80.1	79.9	80.0

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 3.9 million, or approximately 5% of its outstanding common shares. During the six months ended June 30, 2004, FHR repurchased 208,400 shares (208,400 during the second quarter) for total consideration of $5.4 ( $5.4 for the second quarter), of which, $3.2 was charged to common shares and $2.2 was charged to retained earnings. During the six months ended June 30, 2004, FHR issued 38,568 shares (21,378 shares for the second quarter) pursuant to the Key Employee Stock Option Plan. $0.6 was credited to common shares ($0.3 for the second quarter) for proceeds from options exercised. At June 30, 2004, 78,944,445 common shares were outstanding (2003 — 79,046,316).

     During the six months ended June 30, 2004, 10,000 stock options were granted (nil in the second quarter). Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Reported net income	$29.0	$40.1	$28.4	$52.6
Net income assuming fair value method used	28.9	39.6	28.2	51.9
Basic earnings per share	0.37	0.50	0.36	0.65
Diluted earnings per share	0.36	0.49	0.35	0.65

Note 7. Changes in non-cash working capital

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Decrease (increase) in current assets
Accounts receivable	$(25.9)	$(0.2)	$(25.2)	$(9.9)
Inventory	(0.9)	0.3	(1.3)	(0.5)
Prepaid expenses and other	(8.9)	(9.1)	(7.9)	(10.0)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(9.6)	(13.9)	(1.9)	(14.2)

	$(45.3)	$(22.9)	$(36.3)	$(34.6)

Note 8. Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 24 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

     The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, income taxes and amortization. EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

Notes to Consolidated Financial Statements (cont’d)

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended June 30, 2004
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$180.6	$—	$18.1	$13.7	$3.6	$(5.7)	$210.3
Other revenues from managed and franchised properties	—	—	—	6.2	2.7	—	8.9

							219.2
Income (loss) from equity investments and other	0.9	2.8	—	—	—	—	3.7
EBITDA(b)	40.5	2.8	8.4	8.4	2.6	(0.2)	62.5
Total assets(c)	1,925.2	96.9	95.9	363.6	73.2	(21.1)	2,533.7
Capital expenditures	23.9	—	—	0.3	—	—	24.2

	Three months ended June 30, 2003
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$153.5	$—	$12.3	$10.5	$2.6	$(4.5)	$174.4
Other revenues from managed and franchised properties	—	—	—	5.8	1.7	—	7.5

							181.9
Income (loss) from equity investments and other	0.9	(0.5)	—	—	—	—	0.4
EBITDA(b)	31.7	(0.5)	6.6	4.2	1.9	(0.5)	43.4
Total assets(c)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	19.4	—	—	0.4	—	—	19.8

	Six months ended June 30, 2004
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$336.0	$—	$21.4	$26.2	$6.1	$(11.2)	$378.5
Other revenues from managed and franchised properties	—	—	—	12.7	5.1	—	17.8

							396.3
Income (loss) from equity investments and other	0.5	(4.5)	—	—	—	—	(4.0)
EBITDA(b)	73.3	(4.5)	8.8	15.3	4.1	(0.4)	96.6
Total assets(c)	1,925.2	96.9	95.9	363.6	73.2	(21.1)	2,533.7
Capital expenditures	43.5	—	—	0.5	—	—	44.0

	Six months ended June 30, 2003
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$293.9	$—	$31.2	$20.9	$5.7	$(9.4)	$342.3
Other revenues from managed and franchised properties	—	—	—	10.6	3.9	—	14.5

							356.8
Income (loss) from equity investments and other	0.5	(6.8)	—	—	—	—	(6.3)
EBITDA(b)	61.3	(6.8)	15.9	11.2	4.4	(0.4)	85.6
Total assets(c)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	35.0	—	—	0.6	—	—	35.6

(a) Revenues represent management fees that are charged by Fairmont of $5.6 (2003 — $4.4) and $11.1 (2003-$9.3) for the three and six months ended June 30, 2004 respectively, and Delta of $0.1 (2003 — $0.1) and $0.1 (2003 — $0.1) for the three and six months ended June 30, 2004 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b) The following costs are not allocated to the individual segments in evaluating net income:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Amortization	$18.0	$17.2	$37.5	$33.5
Interest expense, net	9.0	8.3	19.0	14.2
Income tax expense (recovery)	6.5	(22.2)	11.7	(14.7)

(c) Hotel ownership assets include $63.6 (2003 — $46.7) of investments accounted for using the equity method.

Notes to Consolidated Financial Statements (cont’d)

Note 9.

As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

Note 10.

At June 30, 2004, FHR has a payable to Legacy of $7.0 in connection with various management contracts, and reciprocal loan agreements with Legacy for $86.6.

     A subsidiary of FHR has a 25% participation amounting to $10.7 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

Note 11.

FHR has recorded pension and other post employment benefit expenses as follows:

	Three months ended June 30		Six months ended June 30
(in millions)	2004	2003	2004	2003
Pension	$0.5	$0.1	$1.0	$0.1
Other post-employment benefits	0.1	—	0.2	—

	$0.6	$0.1	$1.2	$0.1

Shareholder Information

Executive Office

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
Telephone:    416.874.2600
Fax:               416.874.2601

Investor Relations

Emma Thompson
Executive Director Investor Relations
Toll-free:   866.627.0642
Fax:            416.874.2761
Email:         investor@fairmont.com
Website:     www.fairmont.com

Stock Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Hotel Reservations

Fairmont Hotels & Resorts
Toll-free:     800.441.1414
Website:      www.fairmont.com

Delta Hotels
Toll-free:     800.268.1133
Website:      www.deltahotels.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Toll-free:      800.340.5017
Telephone:   514.982.7800
Email:           caregistryinfo@computershare.com

For further information on Legacy Hotels Real Estate Investment Trust

Toronto Stock Exchange symbol: LGY.UN
Toll-free:     866.627.0641
Website:      www.legacyhotels.com

www.fairmont.com